Exhibit 99.1

IM Cannabis Provides Corporate Updates

TORONTO and GLIL YAM, Israel, July 1, 2025/CNW/ -- IM Cannabis Corp. (NASDAQ: IMCC) (the “Company”, “IM Cannabis”, or “IMC”), a leading medical cannabis company with operations in Israel and Germany, today announced the following corproate updates.

As previously reported on April 11, 2025, the Company received a deficiency letter (the “Nasdaq Letter”) on April 9, 2025 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Nasdaq”) notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(b)(1), which requires the Company to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on the Nasdaq Capital Market (the “Stockholders’ Equity Requirement”), nor is it in compliance with either of the alternative listing standards, market value of listed securities of at least $35 million or net income of $500,000 from continuing operations in the most recently completed fiscal year, or in two of the three most recently completed fiscal years.

On May 23, 2025, the Company submitted to Nasdaq its plan to regain compliance with Nasdaq Listing Rule 5550(b)(1) (the “Compliance Plan”). Based on the Compliance Plan, on June 25, 2025, Nasdaq notified the Company that it had determined to grant the Company an extension of time to regain compliance with the Stockholders’ Equity Requirement until October 6, 2025. If the Company fails to evidence compliance by the required deadline, the Company may be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s determination to a Hearings Panel.

The Company intends to take all reasonable measures available to regain compliance with the Nasdaq Listing Rules and remain listed on Nasdaq. However, there can be no assurance that the Company will ultimately regain compliance with all applicable requirements for continued listing.

Neither the Nasdaq Letter nor the Company’s current noncompliance have an immediate effect on the listing or trading of the Company’s common shares, which will continue to trade on the Nasdaq Capital Market under the symbol “IMCC”.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international cannabis company dedicated to providing medical cannabis products to medical patients in Israel and Germany, two key players in the global cannabis industry. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and adherence to the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a leading global provider of high-quality cannabis.

The IMC ecosystem operates in Israel through its subsidiaries, which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws, including the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws (collectively, “forward-looking statements”). All information that addresses activities or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made and may prove to be incorrect..

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to regain compliance with Nasdaq’s continued listing requirements, and timing and effect thereof.

The above lists of forward-looking statements, assumptions and their implications are not exhaustive and are based on the currect expecations of the management of the Company only. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  the Compnay may not be able to complete a financing transaction on favourable terms, in a timely manner or at all;  the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company’s inability to regain compliance to meet the listing requirements of the Nasdaq; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical Herbs Ltd. (collectively, the “Group”) to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group’s obligations;the Group’s possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group’s cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi front war Israel is facing on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the Company’s inability to realize upon the stated efficiencies and synergies of the Company as a global organization with domestic expertise in Israel and Germany; the Company’s inability to realize upon its retail presence, distribution capabilities and data-driven insights; and the risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual report on Form 20-F dated March 31, 2025, which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:
Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com